Exhibit 99.1

MHG - Presentation of the Q4 2014 results 4 February 2015 at 08:00 (CET)

Marine Harvest ASA hereby invites you to the presentation of the results of the fourth quarter 2014 at Hotel Continental, Stortingsgaten 24/26, 0117 Oslo, Norway.

Please note that the quarterly report and presentation will be published at 07:00 CET.

The presentation will be held in English and will also be available as a webcast. The webcast will be available on www.marineharvest.com

You are also invited to participate in an international conference call at 16:00 (CET) on the same day. The participants can call in using the details in the attachment. Participants for the telephone conference are kindly asked to call in 5-10 minutes in advance of the commencement of the conference in order to subscribe.

Participant Access

Conference Title:	MHG Q4 2014 International Conference call
Moderator Name:	Marine Harvest management
Company Name:	Marine Harvest (1)

Dial in 5-10 minutes prior to the start time using the number / Confirmation code below.

Conference ID: 1822892

Participants, Local - Amsterdam, Netherlands:	+31(0)20 716 8250
Participants, Local - Bangalore, India:	+91(0)80 6127 5077
Participants, Local - Beijing, China:	+861059 045 015
Participants, Local - Berlin, Germany:	+49(0)30 3001 90541
Participants, Local - Brussels, Belgium:	+32(0)2 620 0137
Participants, Local - Budapest, Hungary:	+361700 9874
Participants, Local - Copenhagen, Denmark:	+4532 71 16 63
Participants, Local - Dublin, Ireland:	+353(0)1 2465606
Participants, Local - Frankfurt, Germany:	+49(0)69 2222 10643
Participants, Local - Geneva, Switzerland:	+41(0)22 567 5429
Participants, Local - Helsinki, Finland:	+358(0)9 2310 1618
Participants, Local - Hong Kong, Hong Kong:	+8523068 9883
Participants, Local - Johannesburg,South Africa:	+2711 019 7078
Participants, Local - Kuala Lumpur, Malaysia:	+60(0)3 6207 4618
Participants, Local - Lisbon, Portugal:	+3512131 64174
Participants, Local - London, United Kingdom:	+44(0)20 3427 1937
Participants, Local - Madrid, Spain:	+3491 375 3083
Participants, Local - Milan, Italy:	+3902 3600 8001
Participants, Local - Montreal, Canada:	+1514 669 5893
Participants, Local - Moscow, Russia:	+7495 213 0981
Participants, Local - Mumbai, India:	+91(0)22 6150 1762
Participants, Local - Munich, Germany:	+49(0)89 2030 31224
Participants, Local - New York, United States of America:	+1646 254 3371
Participants, Local - Oslo, Norway:	+472350 0485

Participants, Local - Paris, France:	+33(0)1 76 77 22 32
Participants, Local - Prague, Czech Republic:	+420225 376 427
Participants, Local - Rome, Italy:	+3906 9974 9004
Participants, Local - Sao Paulo, Brazil:	+5511 3351 7276
Participants, Local - Seoul, Republic of Korea:	+82(0)2 3483 1968
Participants, Local - Singapore, Singapore:	+656622 1965
Participants, Local - Stockholm, Sweden:	+46(0)8 5065 3932
Participants, Local - Sydney, Australia:	+61(0)2 9253 5961
Participants, Local - Taipei, Taiwan:	+886(0)2 2656 7338
Participants, Local - Tallinn, Estonia:	+372622 6504
Participants, Local - Tel Aviv, Israel:	+9723721 7905
Participants, Local - Tokyo, Japan:	+81(0)3 4455 6449
Participants, Local - Toronto, Canada:	+1416 915 3235
Participants, Local - Vienna, Austria:	+43(0)1 25302 1770
Participants, Local - Warsaw, Poland:	+4822 584 4254
Participants, Local - Zurich, Switzerland:	+41(0)44 580 7218

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)